





11021002

SECU............ AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

OMB APPROVAL
OMB Number: 3235-0123
Expires: April 30, 2013
Estimated average burden
hours per response 12.00

SEC FILE NUMBER
8-65349

REPORT AS OF____**12/31/10**____
MM/DD/YY

A. REGISTRANT IDENTIFICATION

OFFICIAL USE ONLY
FIRM ID. NO.

NAME OF BROKER-DEALER:

SMC OPTION MANAGEMENT LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

440 South LaSalle, Suite 1900
(No. and Street)

Chicago   **Illinois**   **60605**
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT:

Jacqueline Sloan   **(312) 431-0014**
(Name)   (Area Code – Telephone No)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ryan & Juraska, Certified Public Accountants
(Name – if individual, state last, first, middle name)

141 West Jackson Boulevard, Suite 2250   **Chicago**   **Illinois**   **60604**
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:
    [X] Certified Public Accountant
    [ ] Public Accountant
    [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

---

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).



OATH OR AFFIRMATION

I, **Jeffrey H. Melgard**, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of **SMC Option Management LLC** as of **December 31, 2010** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

_____
Signature

_____
Managing Member
Title

Subscribed and sworn to before me this

25th day of February , 2011

_____
Notary Public

This report** contains (check all applicable boxes)
- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
- [x] (g) Computation of Net Capital for Brokers and Dealers pursuant to Rule 15c3-1.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements for Brokers and Dealers Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent Auditors' Report on Internal Accounting Control.
- [ ] (p) Schedule of Segregation Requirements and Funds in Segregation – Customers' Regulated Commodity Futures Accounts Pursuant to CFTC Rule 1.11(d)2(iv).

**For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).



RYAN & JURASKA

Certified Public Accountants

141 West Jackson Boulevard
Chicago, Illinois 60604

Tel: 312.922.0062
Fax: 312.922.0672

INDEPENDENT AUDITORS' REPORT

To the Members of
SMC Option Management LLC

We have audited the accompanying statement of financial condition of SMC Option Management LLC (the "Company") as of December 31, 2010, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of SMC Option Management LLC as of December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statement taken as a whole. The information contained in the supplementary schedules is presented for purposes of additional analysis and is not a required part of the basic financial statement, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statement and, in our opinion, is fairly stated in all material respects, in relation to the basic financial statement taken as a whole.

Ryan & Juraska

Chicago, Illinois
February 25, 2011

SMC OPTION MANAGEMENT LLC

Statement of Financial Condition

December 31, 2010

Assets

Cash	$	813
Receivable from broker-dealer		9,082,312
Securities owned, marketable, at fair value		38,559,419
Securities owned, not readily marketable, at fair value		1,828,800
Receivable from member		36,755
Equipment, at cost (net of accumulated depreciation of $10,478)		7,643
Promissory notes receivable		428,000
Other assets		120,180
	$	50,063,922

Liabilities and Members' Equity

Liabilities		
Securities sold, not yet purchased, at fair value	$	42,787,539
Members' equity		7,276,383
	$	50,063,922

See accompanying notes.

SMC OPTION MANAGEMENT LLC

Notes to the Statement of Financial Condition

December 31, 2010

---

1. **Organization and Business**

   SMC Option Management LLC (the "Company"), an Illinois limited liability company, was organized on April 4, 2002. The Company is a broker-dealer registered with the Securities and Exchange Commission and is a member of the Chicago Board Options Exchange (the "CBOE"). The Company primarily engages in the proprietary trading of exchange-traded equity securities, equity and index options, and futures contracts.

2. **Summary of Significant Accounting Policies**

   Revenue Recognition and Securities Valuation
   Securities transactions and related revenue and expenses are recorded on a trade date basis. Securities owned and securities sold, not yet purchased are recorded in the statement of financial condition at fair value in accordance with Accounting Standards Codification (ASC) 820 - Fair Value Measurement and Disclosures (see Note 7).

   Income Taxes
   No provision has been made for federal income taxes as the taxable income or loss of the Company is included in the respective income tax returns of the members.

   Use of Estimates
   The preparation of the financial statement in conformity with Generally Accepted Accounting Principles in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statement and the accompanying notes. Management determined that the estimates utilized in preparing its financial statement are reasonable and prudent. Actual results could differ from these estimates.

   Depreciation
   Equipment is being depreciated over the estimated useful lives of the assets using straight line method for both financial reporting and tax purposes.

3. **Clearing Agreement**

   The Company has a Joint Back Office ("JBO") clearing agreement with Merrill Lynch Professional Clearing Corp. ("Merrill Lynch"). The agreement allows JBO participants to receive favorable margin treatment as compared to the full customer margin requirements of Regulation T. Under the rules of the Securities and Exchange Commission, the agreement requires that the Company maintain a minimum net liquidating equity of $1 million with Merrill Lynch, exclusive of its preferred stock investment. . As part of this agreement, the Company has invested $50,000 in the preferred stock of Merrill Lynch. The Company's investment in Merrill Lynch is reflected in other assets in the statement of financial condition.

4. **Derivative Financial Instruments and Off-Balance Sheet Risk**

In the normal course of business the Company enters into transactions in derivative financial instruments that include equity and index options contracts, futures contracts and futures options contracts. All derivative instruments are held for trading purposes. All positions are reported in the accompanying statement of financial condition at fair value and gains and losses from derivative financial instruments are included in trading gains in the statement of operations.

Futures contracts provide for the delayed delivery/receipt of commodities, securities or money market instruments with the seller/buyer agreeing to make/take delivery at a specified date, at a specified price.

Options contracts grant the purchaser, for the payment of a premium, the right to either purchase from or sell to the writer a specified financial instrument under agreed terms. As a writer of options contracts, the Company receives a premium in exchange for bearing the risk of unfavorable changes in the price of the financial instruments underlying the options.

Securities sold, not yet purchased represent obligations of the Company to deliver the specified security and, thereby, create a liability to repurchase the security in the market at prevailing prices. Accordingly, these transactions result in risk as the Company's satisfaction of the obligations may exceed the amount recognized in the statement of financial condition.

Risk arises from the potential inability of counterparties to perform under the terms of the contracts (credit risk) and from changes in the values of the underlying financial instruments (market risk). The Company is subject to credit risk to the extent any broker with which it conducts business is unable to fulfill contractual obligations on its behalf. The Company attempts to minimize its exposure to credit risk by monitoring brokers with which it conducts investment activities. In management's opinion, market risk is substantially diminished when all financial instruments are aggregated.

5. **Credit Concentration**

At December 31, 2010, a significant credit concentration consisted of approximately $3.4 million, representing the fair value of the Company's trading accounts carried by its clearing broker, Merrill Lynch. Management does not consider any credit risk associated with these assets to be significant.

6. **Related Party Transactions**

During 2010, a demand note of $175,000 was issued to a member of the Company. Additionally, the company has collateralized loans to members of SMC Option Holdings LLC, the majority member of the Company totaling $253,000. The collateralized loans carry an interest rate of 3% and are due within one year from the date of funding. These loans are reflected as promissory notes in the statement of financial condition. The Company has a receivable from member of 36,755.

7. **Fair Value Disclosure**

ASC 820, Fair Value Measurements and Disclosures requires enhanced disclosures about investments that are measured and reported at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC 820 establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 Inputs   Valuation based on quoted (unadjusted) prices in active markets for identical assets or liabilities at the reporting date.

Level 2 Inputs   Valuation based on other than quoted prices included with Level 1 that are observable for substantially the full term of the asset or liability, either directly or indirectly. Level 2 assets include quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities that are not active; and inputs other than quoted prices that are observable, such as models or other valuation methodologies.

Level 3 Inputs   Valuation based on unobservable inputs for the valuation of the asset or liability. Level 3 assets include investments for which there is little, if any, market activity. These inputs require significant management judgment or estimation.

7.   **Fair Value Disclosure, Continued**

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2010:

	Level 1	Level 3	Total
Assets			
Securities owned			
Equities	$ 18,620,949	$ 1,828,800	$ 20,449,749
Options	19,938,470	-	19,938,470
	$ 38,559,419	$ 1,828,800	$ 40,388,219
Liabilities			
Securities sold, not yet purchased			
Equities	$ 27,225,041	$ -	$ 27,225,041
Options	15,562,498	-	15,562,498
	$ 42,787,539	$ -	$ 42,787,539

At December 31, 2010, securities owned, not readily marketable totaling $1,828,800 consist of restricted corporate equity securities. At December 31, 2010, the Company held no Level 2 investments.

8.   **Net Capital Requirements**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15(c)3-1). Under this rule, the Company is required to maintain "net capital" equal to the greater of $100,000 or 6 and ⅔ % of "aggregate indebtedness", as defined.

At December 31, 2010, the Company had net capital and net capital requirements of $3,812,808 and $100,000, respectively.

9.   **Subsequent Events**

The Company's management has evaluated events and transactions through February 25, 2011, the date the financial statements were issued, noting no material events requiring disclosure in the Company's financial statements.

SUPPLEMENTAL SCHEDULES

BROKER OR DEALER:	**SMC OPTION MANAGEMENT LLC**	as of <u>December 31, 2010</u>

COMPUTATION OF NET CAPITAL

1.	Total ownership (from Statement of Financial Condition- Item 1800)		$ 7,276,383	[3480]
2.	Deduct: Ownership equity not allowable for net capital			[3490]
3.	Total ownership equity qualified for net capital		$ 7,276,383	[3500]
4.	Add:			
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital		$	[3520]
	B. Other (deductions) or allowable subordinated liabilities			[3525]
5.	Total capital and allowable subordinated liabilities		$ 7,276,383	[3530]
6.	Deductions and/or charges:			
	A. Total non-allowable assets from Statement of Financial Condition (Note B and C) (See detail below)	$ 2,421,378 [3540]		
	1. Additional charges for customers' and non-customers' security accounts	[3550]		
	2. Additional charges for customers' and non-customers' commodity accounts	[3560]		
	B. Aged fail-to-deliver	[3570]		
	1. Number of items	[3450]		
	C. Aged short security differences- less			
	reserved of	[3460]	[3580]	
	2. Number of items	[3470]		
	D. Secured demand note deficiency		[3590]	
	E. Commodity futures contract and spot commodities proprietary capital charges		[3600]	
	F. Other deductions and/or charges		[3610]	
	G. Deductions for accounts carried under Rule 15c3-1(a)(6), (a)(7)and (c)(2)(x)		[3615]	
	H. Total deduction and/or charges		$ (2,421,378)	[3620]
7.	Other additions and/or allowable credits (List)			[3630]
8.	Net Capital before haircuts on securities positions		$ 4,855,005	[3640]
9.	Haircuts on securities (computed, where applicable pursuant to 15c3-1(f)):			
	A. Contractual securities commitments	[3660]		
	B. Subordinated securities borrowings	[3670]		
	C. Trading and Investment securities			
	1. Bankers' acceptance, certificates of deposit, and commercial paper	[3680]		
	2. U.S. and Canadian government obligations	[3690]		
	3. State and municipal government obligations	[3700]		
	4. Corporate obligations	[3710]		
	5. Stocks and warrants	[3720]		
	6. Options	[3730]		
	7. Arbitrage	[3732]		
	8. Other securities	$ 887,167 [3734]		
	D. Undue concentration	155,030 [3650]		
	E. Other (List)	[3736]	$ (1,042,197)	[3740]
10.	Net Capital		$ 3,812,808	[3750]
			OMIT PENNIES	

Non-Allowable Assets (line 6.A):

Securities owned, not readily marketable	$	1,828,800
Receivable from member		36,755
Promissory notes receivable		428,000
Equipment, net		7,643
Other assets		120,180
	$	2,421,378

Note: There are no material differences between the audited computation of net capital and that per the Company's unaudited FOCUS report as filed.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART III

BROKER OR DEALER:	**SMC OPTION MANAGEMENT LLC**	as of <u>December 31, 2010</u>

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11.	Minimum net capital required (6-2/3% of line 19)	$ _____ - _____	[3756]
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$ _____ 100,000 _____	[3758]
13.	Net capital requirement (greater of line 11 or 12)	$ _____ 100,000 _____	[3760]
14.	Excess net capital (line 10 less 13)	$ _____ 3,712,808 _____	[3770]
15.	Excess net capital at 1000% (line 10 less 10% of line 19)	$ _____ 3,812,808 _____	[3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total A.I. liabilities from Statement of Financial Condition	_____ - _____	[3790]
17.	Add: A. Drafts for immediate credit _____ [3800] B. Market value of securities borrowed for which no equivalent value is paid or credited _____ [3810] C. Other unrecorded amounts (List) _____ [3820]	_____	[3830]
18.	Deduct: Adjustment based on deposits in Special Reserve Bank Accounts (15c3-1(c)(1)(vii))	_____	[3838]
19.	Total aggregate indebtedness	_____ - _____	[3840]
20.	Percentage of aggregate indebtedness to net capital (line 19 ÷ by line 10)	_____ 0.00% _____	[3850]
21.	Percentage of aggregate indebtedness to net capital <u>after</u> anticipated capital withdrawals (line 19- by line 10 less item 4880 page 11)	_____	[3853]

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22.	2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c-3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries debits	_____	[3870]
23.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	_____	[3880]
24.	Net capital requirement (greater of line 22 or 23)	_____	[3760]
25.	Excess net capital (line 10 less 24)	_____	[3910]
26.	Percentage of Net Capital to Aggregate Debits (line 10 ÷ by line 17 page 8)	_____	[3851]
27.	Percentage of Net Capital, <u>after</u> anticipated capital withdrawals, to Aggregate Debits (line 10 less item 4880, page 11 ÷ by line 17 page 8)	_____	[3854]
28.	Net capital in excess of: 5% of combined aggregate debit items or $300,000	$ _____ - _____	[3920]

OTHER RATIOS

Part C

29.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	_____	[3860]
30.	Options deductions/Net Capital ratio (1000% test) total deductions exclusive of liquidating equity under Rule 15c3-1(a)(6), (a)(7) and (c)(2)(x) ÷ Net Capital	_____	[3852]

NOTES:

A. The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
   1. Minimum dollar net capital requirement, or
   2. 6-2/3% of **aggregate** indebtedness or **2% of aggregate debits if alternative method is used.**

B. Do not deduct the value of securities borrowed under subordination agreements of secured demand notes covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners securities which were included in non-allowable assets.

C. For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

SMC OPTION MANAGEMENT LLC

Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3

December 31, 2010

The Company did not handle any customer cash or securities during the year ended December 31, 2010 and does not have any customer accounts.

SMC OPTION MANAGEMENT LLC

Computation for Determination of PAIB Reserve Requirements Pursuant to Rule 15c3-3

December 31, 2010

The Company did not handle any proprietary accounts of introducing brokers during the year ended December 31, 2010 and does not have any PAIB accounts.

SMC OPTION MANAGEMENT LLC

Information Relating to the Possession or Control Requirements Under Rule 15c3-3

December 31, 2010

The Company did not handle any customer cash or securities during the year ended December 31, 2010 and does not have any customer accounts.



RYAN & JURASKA
Certified Public Accountants

141 West Jackson Boulevard
Chicago, Illinois 60604

Tel: 312.922.0062
Fax: 312.922.0672

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

To the Members of
SMC Option Management LLC

In planning and performing our audit of the statement of financial condition of SMC Option Management LLC (the "Company") as of December 31, 2010, we considered its internal control structure, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statement and not to provide assurance on the internal control.

Also, as required by Rule 17A-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1)   Making quarterly securities examinations, counts, verifications, and comparisons

(2)   Recordation of differences required by Rule 17a-13

(3)   Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of the financial statement in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.



Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statement that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statement will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2010 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the Chicago Board Options Exchange and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ryan & Juricek

Chicago, Illinois
February 25, 2011

SMC OPTION MANAGEMENT LLC

**STATEMENT OF FINANCIAL CONDITION
AND SUPPLEMENTARY SCHEDULES
PURSUANT TO SEC RULE 17a-5(d)**

**December 31, 2010
AVAILABLE FOR PUBLIC INSPECTION**